EXHIBIT 99.1

Endeavour Silver Reports Guanacevi Primary Ball Mill Trunnion Failure

VANCOUVER, British Columbia, Aug. 12, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports the trunnion on the primary ball mill at the Guanacevi mill has failed and could take up to 12 weeks to replace. As a result, processing of material at the Guanacevi mill has been suspended. Management is assessing several alternatives including operating at a significantly reduced capacity with minor conveyor modification using smaller regrind mills until the primary ball mill is operational.

This downtime will impact Q3 production and is expected to impact annual production and cost guidance. Management is conducting an evaluation and analysis this week and will provide an update as soon as its assessment is complete.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Allison Pettit, Director Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the suspension of processing at Guanacevi, timing for completion of repairs at the Guanacevi mill, the availability and assessment of alternative processing methods, the impact on Q3 production and annual production and cost guidance, and Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ability to complete repairs at the Guanacevi mill in a timely manner, the availability of alternative processing methods, changes in production and costs guidance; and satisfaction of conditions precedent to drawdown under the Debt Facility; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability to complete repairs at the Guanacevi mill in a timely manner, the availability of alternative processing methods, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.